InBev

RECEIVED

2007 DEC 28 P 1:-2

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By c

07028874

Leuven, 24 December 2007

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours, .

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

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Enclosure: press releases

InBev announces EBM changes

InBev (Euronext: INB) announced today that Stéfan Descheemaeker, Alain Beyens and Francisco Sá are appointed to new positions

Stéfan Descheemaeker will take on new responsibilities as Chief Strategy Officer and will be succeeded as Zone President Western Europe by **Alain Beyens**, currently Zone President Central & Eastern Europe.

The Chief Strategy Officer role will be a new position at the Executive Board of Management, ensuring renewed focus on long term strategy.
Stéfan joined the organization in 1996, leading the Business Development and External Growth function up to the creation of InBev in 2004. Since then he has led the company's US business, the Central & Eastern European Zone and, most recently, the Western European Zone, where the focus has been on both creating growth and reducing non-working costs against the backdrop of challenging market trends. In 2006 Stéfan and his team delivered sound organic EBITDA margin expansion. This year, in a business environment that continued to be challenging, the Western Europe Zone realized share gains in all major markets except the United Kingdom, while continuing to deliver savings.

Alain joined InBev in 1987, holding various positions in Distribution and Sales before being appointed General Manager of InBev Belgium in 1999. In 2002, Alain became Regional President BeNeFraLux, and in 2005 Business Unit President InBev Germany, Italy, Spain, Cuba, France and The Netherlands before being appointed Zone President Central & Eastern Europe in January 2006. Under Alain's leadership the CEE Zone has realized consistent double-digit growth in sales volume and EBITDA. In building on the foundations laid by Stéfan, Alain brings an outstanding track record in operational and commercial excellence: two elements that will be instrumental to guaranteeing future success for the WE Zone.

Alain's successor will be **Francisco Sá**, who is currently VP Soft Drinks for Latin America North. Francisco joined the company in 1998, and has since taken on progressively senior roles including Direct Distribution Manager, Regional Sales Director and, since 2005, VP Soft Drinks for Latin America North (LAN). Francisco has a proven track record of delivering strong top line results combined with tightly managed costs and effective leadership, which puts him in an excellent position to build further on the strong CEE business fundamentals laid out by Alain.

All of these changes will be effective January 1, 2008.

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

InBev announces AmBev intent to make a voluntary offer to purchase any and all outstanding shares of Quilmes Industrial S.A. ("Quinsa")

InBev (Euronext:INB) announces that AmBev's board of directors has approved a plan to make a voluntary offer to purchase any and all Class A shares and Class B shares (including Class B shares held as American Depositary Shares ("ADSs")) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa") that are not owned by AmBev or its subsidiaries. AmBev owns, directly and indirectly, approximately 97% of the voting interest and approximately 91% of the economic interest in Quinsa.

The offer will be made by AmBev and the purchase price will be U.S.$4.0625 per Class A share, U.S.$40.625 per Class B share (U.S.$81.25 per ADS), in cash (less any amounts withheld under applicable tax laws), without interest; provided, however, that in the event at least 5,968,722 Class B shares (including Class B shares held as ADSs) are tendered (and not validly withdrawn), the purchase price will be increased to U.S.$4.125 per Class A share, U.S.$41.25 per Class B share (U.S.$82.50 per ADS).

The offer will be subject to certain customary conditions that will be described in the offer to purchase, but there will be no minimum tender condition.

Further details can be found in AmBev's corresponding press release available at: www.ambev-ir.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

END